Filed Pursuant to Rule 424(b)(3)

Registration No. 333-125338

SUPPLEMENT NO. 1 DATED DECEMBER 18, 2007

TO THE PROSPECTUS DATED NOVEMBER 21, 2007

OF DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

We are providing this Supplement No. 1 to you in order to supplement our prospectus. This supplement must be read in conjunction with our prospectus dated November 21, 2007.

On December 12, 2007, Guy M. Arnold was appointed, effective January 1, 2008, President of Dividend Capital Total Realty Trust Inc. (the “Company”).  Mr. Arnold replaced James R. Giuliano III, who had been serving as President in an interim role.  John E. Biallas, who has been with the Company since its inception and served in multiple senior management roles during his tenure, has been promoted to Chief Financial Officer of the Company and also will replace Mr. Giuliano effective January 1, 2008.  Mr. Biallas will resign from his position as Chief Operating Officer effective January 1, 2008.  Each will serve in such capacities until their successor is elected and qualifies or until their death, resignation or removal in the manner provided in the Company’s bylaws.

Prior to joining the Company, Mr. Arnold, 39, served as Partner and Managing Director of Cherokee Investment Partners, LLC (“Cherokee”) from March 1999 to November 2007.  Cherokee is a $1.8 billion multi-asset class private equity real estate fund that focuses on the acquisition, redevelopment and asset management of urban infill properties throughout the U.S., Canada and Western Europe.  In this capacity, Mr. Arnold directed and structured numerous transactions with various sellers and buyers including Fortune 500 companies, development and investment companies, as well as local and federal governmental agencies.  In addition, Mr. Arnold co-managed Cherokee’s Denver office, presented regularly to Cherokee’s investors which include state pension funds and university endowments, and served as a member of Cherokee’s Investment and Asset Management Committees.  Prior to joining Cherokee, Mr. Arnold served as Vice President of Colorado & Santa Fe Real Estate (“Colorado & Santa Fe”), a Denver commercial real estate holding company, from September 1990 to February 1999.  At Colorado & Santa Fe, he co-managed the acquisition, asset management, and leasing for their 4.5 million square foot portfolio of value-added office, industrial and retail properties.  Mr. Arnold is a member of Urban Land Institute and serves on the Board of Directors of the Colorado chapter of the National Association of Industrial and Office Properties.  Mr. Arnold earned a Bachelor’s degree from the University of Virginia.